Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year
	2009	2010	2011	2012	2013
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,049	$1,152	$1,209	$1,354	$1,318
Add: Fixed charges	191	156	121	123	107
Total earnings available for fixed charges	$1,240	$1,308	$1,330	$1,477	$1,425
Fixed charges:
Interest expense(1)	$130	$102	$68	$64	$64
Interest portion of rental expense	61	54	53	59	43
Total fixed charges	$191	$156	$121	$123	$107
RATIOS OF EARNINGS TO FIXED CHARGES	6.49	8.38	10.99	12.01	13.32
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness